Mail Stop 3651

June 14, 2006

<u>Via U.S. Mail and Facsimile</u>

Scott Dockter
Chief Executive Officer
NewGold, Inc.
P.O. Box 1626
Shingle Springs, CA 95682

      RE: NewGold, Inc.
               Form 10-KSB for the Fiscal Year Ended January 31, 2005
               File No. 000-20722

Dear Mr. Dockter:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

               Sincerely,

               Joe Foti
               Senior Assistant Chief Accountant

Via facsimile: James Kluber, Chief Financial Officer